UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

NovaGold Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number)

Electrum Strategic Resources LLC
535 Madison Avenue, 11th Floor
New York, NY 10022
(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Electrum Strategic Resources LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,765,790 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 34,849,378 Common Shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 86,765,790 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 34,849,378 Common Shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,765,790 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 34,849,378 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.5% (assuming full exercise of all warrants held by the Reporting Person)
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

This Amendment No. 3 amends the Schedule 13D (the “Schedule 13D”) filed by Electrum Strategic Resources LLC (the “Reporting Person”) on February 2, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on July 12, 2010 and Amendment No. 2 of the Schedule 13D filed on December 17, 2010, with respect to the common shares (the “Common Shares”) of NovaGold Resources Inc. (the “Issuer”).  The purpose of this Amendment No. 3 is to report the Reporting Person’s transfers to charity of 140,000 Common Shares, exercises of warrants to acquire 519,500 Common Shares and dispositions of 379,500 Common Shares in compliance with regulatory constraints on increasing the Reporting Person’s ownership of Common Shares. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The funds used to effect the warrant exercises in the amounts described in Item 5(c) below were contributed to the Reporting Person by GRAT Holdings LLC, which principally owns the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Person beneficially owns 86,765,790 Common Shares, consisting of 51,916,412 Common Shares and warrants exercisable within 60 days of the date hereof to acquire an additional 34,849,378 Common Shares. Based upon 239.8 million Common Shares outstanding as of the date hereof, the Reporting Person beneficially owns 31.5% of the Issuer's Common Shares.

(b) The Reporting Person has sole voting and dispositive power over the Common Shares described in Item 5(a) of this Schedule 13D.

Item 5(c) is hereby amended as follows:

(c) Set forth below are all transactions of the Reporting Person reportable under Section 5(c) of Schedule 13D not previously reported in the Schedule 13D.

On December 5, 2011, the Reporting Person exercised warrants to purchase 49,400 Common Shares for an aggregate exercise price of $71,813.23, and disposed of 49,400 Common Shares for an average price of $10.98 per share.

On December 2, 2011, the Reporting Person exercised warrants to purchase 73,800 Common Shares for an aggregate exercise price of $107,283.73, and disposed of 73,800 Common Shares for an average price of $11.10 per share.

On December 1, 2011, the Reporting Person exercised warrants to purchase 256,300 Common Shares for an aggregate exercise price of $372,585.64, and disposed of 256,300 Common Shares for an average price of $11.16 per share.

On November 30, 2011, the Reporting Person donated 140,000 Common Shares to charity and exercised warrants to purchase 140,000 Common Shares for an aggregate exercise price of $203,063.74.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2011

ELECTRUM STRATEGIC RESOURCES LLC

/s/ William Natbony
By: William Natbony
Title: Manager and CEO